Exhibit 99.1

Vision Marine Technologies, Inc. Acquires EB Rental Ltd., Bolstering its Brand with Entry into a Burgeoning US Addressable Market

Vision Marine Technologies Inc.

Tue, June 8, 2021, 7:30 AM

With this strategic vertically integrated acquisition, Vision Marine will have the unique advantage of further showcasing its proprietary new E-Motion™ powertrain system

MONTREAL, June 08, 2021 (GLOBE NEWSWIRE) -- Vision Marine Technologies, Inc. (Nasdaq: VMAR) (“Vision Marine'' or the “Company”), a leading manufacturer within the electric recreational boating industry, is pleased to announce the acquisition of EB Rental Ltd. (“EBR”) consisting of cash and stock. EBR is an electric boat rental company operating at Lido Marina Village in Newport Beach, California. EBR’s business is a high margin, profitable and rapidly growing electric rental boat operation which will provide Vision Marine the unique opportunity to showcase its disruptive electric technology and grow its brand recognition. Moreover, EBR represents a template to take advantage of a burgeoning US addressable market, growing at CAGR of more than 4%, and expected to reach approximately US$5 billion by 2027, according to Transparency Market Research.

Alexandre Mongeon, co-founder and CEO of Vision Marine, and affiliate of EBR, stated, “It is important to understand the strategic importance of this acquisition. EBR specifically, and the boat rental business in general, represents Vision Marine’s entry into a very profitable business, which will support our primary goal of becoming the #1 manufacturer of electric outboard engines and powertrains globally, while showcasing our full range of industry leading products and technology. Vision Marine intends to acquire other boat rental companies in North America, as well as in other select regions worldwide.”

A long-term strategic plan

By expanding its services to the rental industry, Vision Marine will interact with a much larger audience, while introducing recreational boaters to sustainable electric powertrain technology.

Mongeon also added, “The acquisition plays into our strategic mandate of offering eco-friendly electric solutions to consumers as well as OEMs, as we build a global footprint in the race to electrify boating and clean up waterways.”

Coast to coast rental operations

Vision Marine is presently seeking to meaningfully expand its rentals operations, initially to the east coast, with numerous locations already identified. “A primary area of focus, quarterbacked by the very capable and highly experienced EBR senior management team, will be southern Florida. Florida is the leading boating state, as measured by US$23 billion retail sales of new boats, engines, and associated marine accessories, according to the National Marine Manufacturer Association (NMMA). This represents a market twice the size of California.”

A profitable business with room to grow.

With approximately 100,000 passengers every year and operating at full capacity. EBR is planning to increase its fleet by 15 boats. The current management of EBR will continue to oversee operations, provide turnkey operational expertise, and spearhead our repeatable and highly scalable plans for expansion.

About Vision Marine Technologies

Vision Marine Technologies, Inc.'s business mandate is to change and be a contributing factor in fighting the problem of waterway pollution by disrupting the legacy boating industry with electric power, contributing to zero pollution, zero emission, and a noiseless environment.

Our flagship outboard powertrain ("E-Motion") is the first fully electric outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design and extensive control software. Our E-Motion technologies used in this powertrain system are designed to improve the efficiency of the outboard powertrain and, as a result, increase range and performance.

Vision Marine continues to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly, electric powerboats to recreational customers. The design and technology applied to our boats results in far greater and enhanced performance, higher speeds, and longer range. Simply stated, a smoother ride and a safer and enhanced user experience than a traditional ICE motorboat.

Forward-Looking Statement

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are Vision’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision’s Annual Report on Form 20-F, filed with the SEC for the year ended December 31, 2020, as such factors may be updated from time to time in Vision’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

Dave Gentry

RedChip Companies Inc.

800-RED-CHIP (733-2447) or 407-491-4498

dave@redchip.com